                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 5)

                      MARQUEST MEDICAL PRODUCTS, INC.
                             (Name of Issuer)

                   Common Stock, no par value per share
                      (Title of Class of Securities)

                                 571431105
                              (CUSIP Number)

           Robert P. Scherer, Jr., Scherer Healthcare, Inc.
                    2859 Paces Ferry Road, Suite 300
                         Atlanta, Georgia 30339
        (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications

                              March 3, 1997
         (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

     Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

                         (Continued on following pages)

                              Page 1 of 10 Pages

                                                           Page 2 of 10 Pages

1.  Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above
Persons

                           Scherer Healthcare, Inc.

2.   Check the Appropriate Box if a Member        (a) /x/
     of a Group                                   (b) / /

3.   SEC Use Only


4.   Source of Funds          OO

5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e)        / /

6.   Citizenship or Place of Organization

                              Delaware

Number of Shares         (7)  Sole Voting Power: 0 shares.
  Beneficially Owned
  by Each Reporting
  Person with

                         (8)  Shared Voting Power
                              13,791,192 shares, including
                              (i) 7,211,192 shares owned directly by Scherer Healthcare, Inc. and (ii) 6,580,000 shares that Scherer Healthcare, Inc. may acquire upon exercise of warrants.

                         (9)  Sole Dispositive Power:  Same as (7).

                        (10) Shared Dispositive Power: Same as (8).

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 13,791,192 shares.

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in Row (11)
                             66.1%

(14) Type of Reporting Person
                             CO

1. Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above
Persons

                          Scherer Capital Company, LLC

2.   Check the Appropriate Box if a Member        (a) /x/
     of a Group                                   (b) / /

3.   SEC Use Only

4.   Source of Funds                    OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

6.   Citizenship or Place of Organization

                            Delaware

Number of Shares              (7)  Sole Voting Power: 0 shares.
  Beneficially Owned
  by Each Reporting
  Person with

                              (8)  Shared Voting Power: O shares.

                              (9)  Sole Dispositive Power:  Same as (7).

                             (10) Shared Dispositive Power:  Same as (8).

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 0 shares.

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares / /

(13) Percent of Class Represented by Amount in Row (11)
                                  0.0%

(14) Type of Reporting Person       OO

                                                       Page 4 of 10 Pages

1.   Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above
Persons

                              Robert P. Scherer, Jr.

2.   Check the Appropriate Box if a Member        (a) /x/
     of a Group                                   (b) / /

3.   SEC Use Only

4.   Source of Funds                    OO

5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e)     / /

6.   Citizenship or Place of Organization

     Individual resident of the State of Georgia and a citizen of the United States of America

Number of Shares         (7)  Sole Voting Power:
 Beneficially Owned      4,204,713 shares including :
Each Reporting           1,546,392 owned directly  and  2,142,857
Person with              shares that may be acquired upon conversion of a
                         convertible note (the "Note"), and 515,464 shares held pursuant to a Trust Agreement for the benefit of his adult children. As of March 3, 1997, $700,000.00 was loaned under the Note, which would be convertible into 1,000,000 shares of Issuer's common stock.
                         Robert P. Scherer, Jr. has an option to purchase from Scherer Healthcare, Inc. warrants to purchase 100,000 shares of Issuer's Common Stock.

                        (8)  Shared Voting Power:
                        13,791,192 shares owned or that may be acquired by Scherer Healthcare, Inc.

                        (9)  Sole Dispositive Power:  Same as (7).

                        (10) Shared Dispositive Power: Same as (8).

                        (11) Aggregate Amount Beneficially Owned by Each Reporting Person:
                        17,995,905 shares, consisting of the 13,791,192 shares owned or that may be acquired by Scherer
                        Healthcare, Inc., and the 4,204,713 shares Robert P. Scherer, Jr. owns or holds as Trustee.
                        Robert P. Scherer, Jr. has an option to purchase from Scherer Healthcare, Inc. warrants to purchase 100,000 shares of Issuer Common Stock.

                       (12) Check if the Aggregate Amount in Row (11) Excludes
                       Certain Shares   /s/

                       (13) Percent of Class Represented by Amount in Row (11)
                                       78.3%
                       (14)     Type of Reporting Person
                                         IN

         FIFTH AMENDMENT OF INFORMATION REQUIRED PURSUANT TO SECTION 13(d)(1)
                  OR 14 (d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                        SCHEDULE - 13D - - AMENDMENT NO. 5

     The following amendment to the statement of information is being filed by Scherer Healthcare, Inc., RPS Investments, Ltd., Scherer Capital Company, LLC and Robert P. Scherer, Jr., pursuant to Regulation Section 240.13d-2 of the Rules and Regulations of the Securities and Exchange Commission.

Item 1.  Security And Issuer

     This statement relates to the Common Stock, no par value per share, of Marquest Medical Products, Inc., a Colorado corporation (the "Issuer"), whose principal office is located at 11039 East Lansing Circle, Englewood, Colorado 80111.

Item 2.  Identify And Background

     This statement is being filed by:

     (i) Scherer Healthcare, Inc. ("SHI"), a corporation incorporated under the laws of the State of Delaware whose principal business and office address is 2859 Paces Ferry Road, Suite 300, Atlanta, Georgia 30339 and whose principal business, through its subsidiaries and a majority owned partnership, is to provide healthcare products and services;

     (ii) Scherer Capital Company, LLC ("Scherer LLC"), a limited liability corporation incorporated under the laws of the State of Delaware whose principal business and office address is 2859 Paces Ferry Road, Suite 300, Atlanta, Georgia 30339 and which is a privately held limited liability company;

     (iii) RPS Investments, Ltd., a limited partnership formed under the laws of the State of Georgia which is a privately held family partnership, ("RIL"); and

     (iv) Robert P. Scherer, Jr., an individual resident of the State of Georgia and a citizen of the United States of America ("Mr. Scherer, Jr."). Mr. Scherer, Jr., directly or through corporations and partnerships under his control, has a controlling interest in Scherer LLC, RIL and SHI.

     Neither Mr. Scherer, Jr., SHI, RIL nor Scherer LLC has, during the last five years, (A) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Set forth below is certain information regarding each executive officer and director of SHI and Scherer LLC and the general partner of RIL. None of the individuals listed below has, during the last five years, (A) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each person listed is a citizen of the United States.

Name and Principal Occupation          Business Address

Robert P. Scherer, Jr.                 2859 Paces Ferry Road
  CHAIRMAN OF THE BOARD AND            Suite 300
  CHIEF EXECUTIVE OFFICER OF SHI       Atlanta, Gelrgoa 30339
  AND THE ISSUER; PRESIDENT OF
  SCHERER LLC; PRESIDENT,
  TREASURER AND SOLE DIRECTOR OF
  RPS INVESTMENTS, INC., GENERAL
  PARTNER OF RIL

William J. Thompson                    11039 East Lansing Circle
  DIRECTOR AND PRESIDENT OF SHI        Englewood, Colorado 80112
  AND THE ISSUER

Amy M. Murphy                          2859 Paces Ferry Road, Suite 300
  VICE PRESIDENT OF CORPORATE          Atlanta, Georgia 30339
  OPERATIONS AND SECRETARY OF
  SHI; EXECUTIVE VICE PRESIDENT
  AND SECRETARY OF SCHERER LLC;
  SECRETARY OF RPS INVESTMENTS,
  INC., GENERAL PARTNER OF RIL

Kenneth H. Robertson                   855 S. Federal Highway
  DIRECTOR OF SHI AND THE ISSUER;      Boca Raton, Florida 33429
  CHAIRMAN OF CONFERENCE-CALL
  USA, INC. AND VICE PRESIDENT OF
  BUSINESS DEVELOPMENT OF DIAL
  SERVICES, LTD.

Stephen Lukas, Sr.                     50 N.W. 176th Street
  DIRECTOR OF SHI AND THE ISSUER;      Building 100
  PRESIDENT, CHIEF EXECUTIVE           Miami, Florida 33169
  OFFICER AND DIRECTOR OF
  GOLDCAPS, INC.

RPS Investments, Inc.                  2859 Paces Ferry Road, Suite 300
  GENERAL PARTNER OF RIL               Atlanta, Georgia 30339

Item 3.  Source And Amount Of Funds Or Other Consideration

     On or about February 23, 1997, a Settlement Agreement (the "Settlement Agreement") was entered into by and among Mr. Scherer, Jr., Robert P. Scherer, III, Lesley Scherer Reeves, Stephen M. Scherer, Mark C. Scherer, RIL, RPS Investments, Inc., Scherer Scientific, Ltd., The Scherer Company, Scherer LLC, and Scherer Properties, LLC. The Settlement Agreement memorialized the settlement, agreements and releases relating to the settlement of two legal actions as further described in the Settlement Agreement and Item 4 below. In particular, the

                                                        Page 7 of 10 Pages

Settlement Agreement provided that certain shares of the Issuer would be transferred, for no consideration, to and through various Scherer entities to Mr. Scherer, Jr. and his four adult children, Robert P. Scherer, III, Lesley Scherer Reeves, Stephen M. Scherer, and Mark C. Scherer (collectively, hereinafter referred to as the "Scherer Children"). The transfers of the Issuer's stock effected pursuant to the Settlement Agreement were as follows:

          First, Scherer LLC transferred 2,061,856 shares of the Issuer and the Note (as hereinafter defined) (including the 1,000,000 shares of the Issuer that Scherer LLC could acquire upon conversion of the Note) to RIL. Thereafter Scherer LLC was dissolved. RIL was the managing member of Scherer LLC.

          Second, RIL transferred 1,546,392 shares of the Issuer and the Note (as hereinafter defined) (including the 1,000,000 shares of the Issuer that RIL could acquire upon conversion of the Note) to Mr. Scherer, Jr.

          Third, RIL transferred 515,464 shares of the Issuer to the Scherer Children, jointly. Thereafter, RIL was dissolved.

          Fourth, the Scherer Children, jointly, transferred 515,464 shares of the Issuer to Mr. Scherer, Jr., as Trustee under that certain Trust Agreement, dated February 23, 1997, with respect to 515,464 shares of the Issuer and any shares of Issuer later acquired by the Scherer Children ( the "Marquest Stock Trust Agreement").

     Pursuant to the terms of the Settlement Agreement, all documents executed pursuant to the Settlement Agreement were held in escrow until 5:00 p.m. on March 3, 1997. Upon termination of the escrow, all of the above parties became irrevocably bound to transfer the above shares of the Issuer.

Item 4.  Purpose Of Transaction

     The purpose of the transaction, as described above, was to settle the following referenced lawsuits:

     Civil Action No. E-35748 in the Superior Court of Fulton County, State of Georgia, styled RPS Investments, Ltd., Scherer Scientific, Ltd., Scherer Capital Company, L.L.C. and Scherer Properties, L.L.C., Plaintiffs v. Robert
D. Tucker, James E. Brands, Action Travel, Inc., BodyCare, Inc., Brands & Co., Exchange Management Co., Inc., Ford Trading Co., LLC. Sweetwater Farms, Inc., Tavistock, U.S. Environmental Compliance Corp., and John Does 1-25, Defendants v. Robert P. Scherer, Jr., Scherer Laboratories, Inc. and John Does 1-10, Additional Defendants in Counterclaim, and Civil Action No. E-52899 in the Superior Court of Fulton County, State of Georgia, styled J. Donald Gaines, Plaintiff, v. RPS Investments, Ltd., Scherer Scientific, Ltd., Scherer Capital Company, LLC, and Scherer Properties, LLC, Robert P. Scherer, Jr., Robert P. Scherer, III; Steven M. Reeves; Lesley Scherer Reeves; and Mark M. Scherer, Defendants.

     Mr. Scherer, Jr., as a majority shareholder of SHI, has the present intent to grant to SHI's Board of Directors the authority to vote the shares of common stock of the Issuer owned by SHI

                                                       Page 8 of 10 Pages

to approve (i) the Agreement and Plan of Merger dated as of March 14, 1997 (the "Merger Agreement"), by and among Vital Signs, Inc. ("VSI"), VSI Acquisition Corporation, a wholly owned subsidiary of VSI ("Newco"), and the Issuer providing for the merger of Newco with and into the Issuer (the "Merger"), with the Issuer surviving the Merger as a wholly owned subsidiary of VSI, and whereby, with certain exceptions and limitations, upon the effectiveness of the Merger, all then-outstanding shares of the Issuer's no par value Common Stock will be converted into a right to receive $0.797 per share in cash, without interest, and (ii) other transactions associated with the Merger. Pursuant to the Scherer Healthcare Inducement Agreement, dated March 14, 1997 (the "SH Inducement Agreement"), between SHI, VSI and the Issuer, SHI agreed to vote its shares of the Issuers common stock in favor of the Merger Agreement, subject to certain conditions, including approval thereof by the shareholders of SHI.

     Mr. Scherer, Jr., also has the present intent to vote the shares of common stock of the Issuer owned and/or held by him as Trustee to approve the Merger Agreement.

     The transactions associated with the Merger are described with specificity in that certain Schedule 14A Proxy Statement Pursuant to Section 14(A) of the Securities Exchange Act of 1934 of SHI, filed with the Commission on April 10, 1997 and amended on June 13, 1997.

Item 5.  Interest In Securities Of The Issuer

     (a) SHI has beneficial ownership of an aggregate of 13,791,192 shares of the Issuer's Common Stock, including
          (i) 7,211,192 shares owned directly by SHI and (ii)
          6,580,000 shares that may be issued upon exercise of outstanding warrants to purchase Common Stock. SHI's ownership represents 50.5% of the Issuer's Common Stock on a primary basis and 66.1% on a fully diluted basis.

          Before its dissolution, Scherer LLC owned directly 2,061,856 shares (14.5% of the outstanding shares) of the Issuer's Common Stock. Scherer LLC also owned beneficially certain shares of Issuer's Common Stock issuable upon conversion of the Note pursuant to which the Issuer may borrow up to $1.5 million. The Note is convertible at a conversion price of $.70 per share of the Issuer's Common Stock. As a result, if the Issuer borrows the full amount available under the Note, the Note will be convertible into 2,142,857 shares of Issuer Common Stock. As of March 3, 1997, Scherer LLC had loaned $700,000 to the Issuer which would be convertible into 1,000,000 shares of Issuer Common Stock.

          Before its dissolution, RIL owned directly 2,061,856 shares (14.5% of the outstanding shares) of the Issuer's Common Stock. RIL also owned beneficially certain shares of Issuer's Common Stock issuable upon conversion of the Note pursuant to which the Issuer may borrow up to $1.5 million. The Note is convertible at a conversion price of $.70 per share of the Issuer's Common Stock. As a result, if the Issuer borrows the full amount available under the Note, the Note will be convertible into 2,142,857 shares of Issuer Common Stock. As of March 3, 1997, Scherer LLC had loaned $700,000 to the Issuer which would be convertible into 1,000,000 shares of Issuer Common Stock.

                                                       Page 9 of 10 Pages

          Mr. Scherer, Jr. beneficially owns 17,995,905 shares of the Issuer's Common Stock (78.3% of the outstanding shares) which includes (i) 1,546,392 shares owned directly by Mr. Scherer, Jr.; (ii) 2,142,857 shares of Issuer Common Stock issuable upon conversion of the Note pursuant to which the Issuer may borrow up to $1.5 million. The Note is convertible at a conversion price of $.70 per share of the Issuer's Common Stock. As a result, if the Issuer borrows the full amount available under the Note, the Note will be convertible into 2,142,857 shares of Issuer Common Stock.
          As of March 3, 1997, Scherer LLC had loaned $700,000 to the Issuer which would be convertible into 1,000,000 shares of Issuer Common Stock; (iii) 515,464 shares of Issuer's Common Stock held by Mr. Scherer, Jr. as Trustee pursuant to the Marquest Stock Trust Agreement; and (iv) 13,791,192 shares beneficially owned by Scherer Healthcare, Inc. Mr. Scherer, Jr. also has an option to purchase from Scherer Healthcare , Inc. warrants to purchase 100,000 shares of Issuer's Common Stock.

          Other than as described above and other than as a result of stock or interest ownership in SHI, Scherer LLC, or RIL, none of the directors and executive officers of SHI, Scherer LLC or RII, the general partner of RIL, beneficially own any shares of the Issuer's Common Stock except that (i) Stephen Lukas, Sr. and Kenneth H. Robertson each has an option to purchase from SHI warrants to purchase 10,000 shares of the Issuer's Common Stock; (ii) William J. Thompson has an option to purchase from SHI warrants to purchase 75,000 shares of the Issuer's Common Stock; and
          (iii) William J. Thompson has been granted options to purchase 150,000 shares of the Issuer's Common Stock. Each of the options to purchase warrants has an exercise price of $.25 per warrant and expires on March 31, 2003.

     (b) Each of SHI, Scherer LLC and RIL has or had sole and/or shared voting power and sole and/or shared power to dispose of each of the shares of the Issuer's Common Stock that it owns or owned.

     (c) All transactions in the Issuer's Common Stock that were effected during the past 60 days by persons named in paragraph (a) above were fully described and disclosed in
         Item 3 and Item 4 above.

     (d)  Pursuant to that certain Marquest Stock Trust
          Agreement, the Scherer Children, jointly, have the right to receive and/or the power to direct the receipt of dividends from the securities covered by such Marquest Stock Trust Agreement.

     (e) On March 3, 1997 both Scherer LLC and RIL ceased to be beneficial owners of more than 5% of the Issuer's shares.

Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer.

     Pursuant to the Marquest Stock Trust Agreement Mr. Scherer, Jr. possesses the right to transfer and vote the securities held. There are no other contracts, arrangements, understandings or relationships with respect to the securities of Issuer, other than the Marquest Stock Trust Agreement and Warrants and Convertible Notes, the Merger Agreement and the SH Inducement Agreement described above.

Item 7.  Material To Be Filed As Exhibits.

     (a)  Marquest Stock Trust Agreement dated February 23, 1997.

                                       SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       July 1, 1997
                                       --------------------------
                                       Date

                                       Scherer Healthcare, Inc.

                                       /s/Robert P. Scherer, Jr.
                                       --------------------------
                                       By:  Robert P. Scherer, Jr.
                                            Chairman and Chief
                                            Executive Officer

                                       Scherer Capital Company, LLC

                                       /s/Robert P. Scherer, Jr.
                                       --------------------------
                                       By:  Robert P. Scherer, Jr.
                                            Chairman and Chief
                                            Executive Officer

                                      /s/Robert P. Scherer, Jr.
                                      ---------------------------
                                      Robert P. Scherer, Jr.

                                VOTING TRUST

    THIS VOTING TRUST AGREEMENT (the "Trust Agreement") effective as of February 23, 1997, is entered into by and among Robert P. Scherer, III, Lesley
E. Scherer Reeves, Stephen M. Scherer and Mark C. Scherer (collectively, the "Scherer Children") and Robert P. Scherer, Jr. (the "Trustee").

    WHEREAS, the Scherer Children, pursuant to that certain Settlement
Agreement of even date herewith (the "Settlement Agreement") each own shares of the common stock of Marquest Medical Products, Inc., a Colorado corporation "(MMP"), in the amount set opposite their names on Exhibit A attached hereto and made a part hereof (the "Common Stock").

    WHEREAS, pursuant to the Settlement Agreement the Scherer Children agree to deposit all of the Common Stock with the Trustee.

    WHEREAS, the Trustee is willing to act as voting trustee pursuant to the terms of this Trust Agreement.

    NOW THEREFORE, for and in consideration of the premises, mutual promises, covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

    1. The Scherer Children hereby appoint Robert P. Scherer, Jr. as Trustee hereunder, and Robert P. Scherer, Jr. hereby accepts said appointment and agrees to act as Trustee under this Trust Agreement. The Trustee acknowledges receipt of the stock certificates listed on Exhibit A.

    2. Each of the Scherer Children shall transfer to the Trustee the certificates representing all shares of Common Stock owned by such Scherer Child. All such certificates shall be duly endorsed or accompanied by proper instruments duly executed for transfer thereof to the Trustee. All shares of Common Stock at any time delivered to the Trustee hereunder are hereinafter called "MMP Trust Stock." The Trustee shall present to MMP all certificates representing MMP Trust Stock for surrender and cancellation and for the issuance and delivery to the Trustee of new certificates (the "Trust Stock") registered in the name of the Trustee or its nominee.

    3. The Trustee shall file a copy of this Trust Agreement at MMP's Colorado office located at 11039 East Lansing Circle, Englewood, Colorado 80112, and such agreement shall be open to inspection by any stockholder of MMP or any of the Scherer Children during normal business hours.

    4. This Trust Agreement shall be irrevocable by the Scherer Children and their successors and assigns and shall terminate only in accordance with the provisions of Paragraphs 8 and 10 hereof. The nomination of the Trustee during the term of the trust shall be irrevocable by the Scherer Children and their successors and assigns and shall terminate only in accordance with Paragraphs 8 and 10 hereof.

    5. The Trustee shall be entitled to exercise any and all voting rights in respect to the Trust Stock either in person or by proxy or consent, as hereinafter provided, unless otherwise directed by an order of a court of competent jurisdiction. The Trustee shall have full power and authority to vote all shares of Trust Stock with respect to all matters, including, without limitation, the election or removal of directors, the merger of MMP, the sale of all or substantially all of the assets or stock of MMP, or the dissolution of MMP, voted on by the shareholders of MMP (whether at a regular or special meeting or pursuant to a unanimous written consent). In exercising its voting rights in accordance with this Paragraph 5, the Trustee shall take such actions at annual, special or other meetings of stockholders of MMP or in connection with any action by consent in lieu of a meeting.

    6.(a) Each of the Scherer Children agrees that during the term of this Trust Agreement, the rights in the Trust Stock and this Agreement shall not be sold, transferred or assigned.

    (b) Except as provided herein, the Trustee shall not dispose of, transfer, or in any way encumber, the Trust Stock; provided, however, the Trustee shall have the power and authority to transfer the Trust Stock in connection with the sale of all or substantially all of the assets or stock of MMP.

    7. Pending the termination of this Trust as hereinafter provided, the Trustee shall, immediately following the receipt of each dividend or distribution as may be declared and paid upon the Trust Stock in cash or property, other than stock or securities of MMP or Scherer Healthcare, Inc., a Delaware corporation, pay the same over to, or as directed by, the Scherer Children in proportion to their interests as then known to the Trustee. The Trustee shall receive and hold dividends and distributions of stock or securities of MMP or SHI upon the same terms and conditions as the Trust Stock.

    8. This Trust Agreement shall terminate upon the earlier of: (a) January 30, 2003 or (b) the death of Robert P. Scherer, Jr.. Upon such termination, all Trust Stock and any other property held by the Trustee hereunder shall be distributed to the Scherer Children in proportion to their interests as then known to the Trustee.

    9. The Trustee may at any time or from time to time appoint an agent or agents and may delegate to such agent or agents the performance of any administrative duty of the Trustee. The Trustee shall not be answerable for the default or misconduct of any agent or attorney appointed by it in pursuance hereof if such agent or attorney shall have been selected with reasonable care. The duties and responsibilities of the Trustee shall be limited to those expressly set forth in this Trust Agreement. The Trustee shall be fully protected by acting in reliance upon any notice, advice, direction or other document or signature believed by the Trustee to be genuine. The Trustee may consult with counsel selected by it and the opinion of such counsel shall be full and complete authorization and protection in respect of any action taken or omitted or suffered by the Trustee hereunder in good faith and in accordance with such opinion.

    10. The Trustee may resign at any time. Upon such resignation this Trust Agreement shall terminate.

    11. The provisions of this Trust Agreement and of the rights and obligations of the parties hereunder shall be governed by the laws of the State of Colorado.

    12. This Trust Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors, heirs and permitted assigns.

    13.(a) Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be sent by hand delivery, by certified mail (return receipt requested) or by a recognized national overnight courier service as set forth below, with a copy to each of the other parties hereto:

    To the Trustee:
    --------------
    Robert P. Scherer, Jr.       and       Robert P. Scherer, Jr.
    2859 Paces Ferry Road                  10 Cates Ridge
    Suite 300                              Atlanta, Georgia 30327
    Atlanta, Georgia 30339

    To Scherer Children:
    -------------------

    Robert P. Scherer, III                  Lesley E. Scherer Reeves
    217 Goldenrod Avenue                    4621 Dorchester
    Corona Del Mar, California 92625        Corona Del Mar, California 92625

    Stephen M.  Scherer                     Mark C. Scherer
    7510 York Drive                         #10 Ellesworth Lane
    St. Louis, Missouri 63105               St. Louis, Missouri  63124

    (b) Notices delivered pursuant to Section 15(a) hereof shall be deemed given: at the time delivered, if personally delivered, three (3) business days after being deposited in the mail, if mailed; and one (1) business day after timely delivery to the courier, if by overnight courier service.

    (c) Unless otherwise specifically provided herein, any notice to or communication with the Scherer Children hereunder shall be addressed to the Scherer Children at their respective addresses appearing on the Trustee's transfer books. The addresses of the Scherer Children, as shown on the Trustee's transfer books, shall in all cases be deemed to be the addresses of the Scherer Children for all purposes under this Trust Agreement, without regard to what other or different addresses the Trustee may have for any of the Scherer Children on any other books or records of the Trustee.

    14. Each of the parties hereto acknowledges and agrees that in the event of any breach of this Trust Agreement, each non-breaching party would be irreparably and immediately harmed and could not be made whole by monetary damages. It is accordingly agreed that the parties hereto (a) will waive, in any action for specific performance, the defense of adequacy of a remedy at law and (b) shall be entitled, in addition to any other remedy to which they may be entitled at law or in equity, to compel specific performance of this Trust Agreement in any action instituted in any state or federal court sitting in Atlanta, Georgia. Each party hereto consents to personal jurisdiction in any action brought in any state or federal court sitting in Atlanta, Georgia.

    15. This Trust Agreement, including all Exhibits hereto (which are incorporated herein by this reference), contains the entire agreement and understanding concerning the subject matter hereof between the parties hereto.

    16. This Trust Agreement may not be modified or amended except by a writing executed by all of the parties hereto. A copy of any amendment to this Trust Agreement shall be filed in the registered office of MMP.

    17. This Trust Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute the same Agreement.

    18. Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular, and plural, as the identity of the person or persons, firm or corporation may in the context require.


    IN WITNESS WHEREOF, each party hereto has caused this Trust Agreement to be executed as of the day and year first above written.


                        SCHERER CHILDREN


                        /s/Robert P. Scherer, III
                        -------------------------
                        Robert P. Scherer, III


                       [SIGNATURES CONTINUED ON FOLLOWING PAGE]

                      [SIGNATURES CONTINUED FROM PRECEDING PAGE]


                        /s/Lesley E. Scherer Reeves
                        ---------------------------
                        Lesley E. Scherer Reeves


                        /s/Stephen M. Scherer
                        ---------------------
                        Stephen M. Scherer


                        /s/Mark C. Scherer
                        ------------------
                        Mark C. Scherer


                        TRUSTEE

                        /s/Robert P. Scherer, Jr.
                        -------------------------
                        Robert P. Scherer, Jr.

                                      EXHIBIT A


    Name                          Company                           No. of
    ----                          -------                           ------
                                                                    Shares
                                                                    ------

Robert P. Scherer, III         Marquest Medical Products, Inc.      128, 866

Lesley E. Scherer Reeves       Marquest Medical Products, Inc.      128, 866

Stephen M. Scherer             Marquest Medical Products, Inc.      128, 866

Mark C. Scherer                Marquest Medical Products, Inc.      128, 866